SCHEDULE A
to the
INVESTMENT ADVISORY AGREEMENT
Dated April 15, 2019 between
LISTED FUNDS TRUST
and
WAHED INVEST LLC

The Trust will pay to the Adviser, as compensation for the Adviser’s services rendered, a fee computed daily at an annual rate based on the average daily net assets of the Fund in accordance with the following fee schedule:

Fund	Rate
Wahed FTSE USA Shariah ETF	0.50%
Wahed Dow Jones Islamic World ETF	0.65%

IN WITNESS WHEREOF, the parties hereto have caused this Schedule A to be signed on their behalf by their duly authorized officers as of September 23, 2021.

LISTED FUNDS TRUST	WAHED INVEST LLC

By: /s/ Kent Barnes	By: /s/ Aris Parvis
Name: Kent P. Barnes	Name: Aris Parvis
Title: Secretary	Title: Head of North America